Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

"The combined company will be one of the largest global players dominated by Russian capital"
Alexey Reznikovich, CEO of Altimo, on the outcome of its five-year conflict with Telenor
KOMMERSANT-ONLINE, November 2, 2009
Interview taken by Anna Balashova and Vladimir Lavitsky
By announcing the combination of their assets within VimpelCom Ltd., Altimo (which manages the telecommunications assets of Alfa Group) and Telenor, the principal shareholders of Russia's VimpelCom and Ukraine's Kyivstar, put an end to their five-year corporate conflict. In an interview with Kommersant, ALEXEY REZNIKOVICH, Altimo's CEO, explains what has prevented the reconciliation of these differences for so many years and outlines the new strategic goals facing Altimo.
— The conflict between Altimo and Telenor has lasted five years. All this time you have been discussing a wide variety of asset combination or swap options. Can you say now how many such options there really were?
— A lot. But the principal option remained the same, namely merging VimpelCom and Kyivstar. It was clear from the very beginning that VimpelCom is a very successful company but with no presence — or let's say not a very strong presence — on the Ukrainian market. VimpelCom and Kyivstar have the same controlling shareholders, and logically it made sense to merge the companies. This has always been the main option around which negotiations were organized. Concurrently, we would discuss other options, such as an asset swap.
— What was it that prevented the conflict from being resolved for all these years?
— VimpelCom and Kyivstar had shareholders agreements allowing each party to block key decisions. But there was no reverse mechanism to unblock a decision. Telenor would put forward an initiative, we would block it, and vice versa. The agreement that we have signed with Telenor defines mechanisms at the level of the Board of Directors and the Shareholders' Meeting which can resolve differences. Moreover, there is no qualified majority requirement as there was in VimpelCom. Nearly all matters are resolved by a simple majority vote. If we disagree with Telenor, there are independent directors who can side with either of the parties, and the issue will be resolved.
We have attempted to design a structure that would make the interests of Altimo and Telenor virtually identical. In Kyivstar, Telenor was the controlling shareholder, and they regarded Kyivstar as a branch of Telenor for all intents and purposes rather than as an independent company. In VimpelCom, they held approximately 30% and have always thought that they would buy an additional interest at some point and turn the company into another branch of Telenor. This is a normal, expansionist model for a group like Telenor. But our interest as a financial investor was to maintain the company's independence, so that neither Telenor nor anyone else would control it. We believe companies do not achieve the best results possible if they have dominant shareholders, especially if such shareholders are industrial players with their own particular interests.
The new company has no controlling shareholders. We have agreed with Telenor that for a fairly long period of time [five years — Kommersant] neither of us may buy additional shares.
— TNK-BP, co-owned by Alfa Group, also did not have a controlling shareholder, and it was precisely this fact that to a large degree led to the shareholders' conflict.
— We drew lessons from that situation, among others. But as far as I understand they had other problems as well. For example, their CEO represented the interests of one of the parties. In our new company, the CEO must be absolutely independent. That's first and foremost. Secondly, there must not be absolute parity on the Board. That is why independent directors should be brought in, as TNK-BP has just done. It is only in such conditions that a company can develop normally. We tried to take all of these things into account, and I think the structure we ended up with is pretty good.
— But what exactly was the critical factor that led to the deal happening after these five years?
— That is a difficult question. When a bucket is filled with too much water, the water starts overflowing. This does not mean, however, that it was the last drop of water that was critical, because there had been other drops before, filling the bucket gradually. The parties had tried many options and probably realized that the most rational one would be a business solution to the conflict. Perhaps we had discussed all possible options during those five years and finally found the best one. I don't think that there were any particular critical factors.
— You don't think that Telenor may have been prompted to come to this decision by the seizure of most of its stake in VimpelCom (26.6%) as a result of the proceedings brought by Farimex and the prospect of these securities being auctioned off?
— As far as I understand Telenor — and I believe I understand them to a certain degree — what's most important for them is that their strategy and approach to the conduct of business match certain principles. This is more important to them than the threat of losing their shares. Telenor is a state-owned company, and its managers are effectively civil servants. Bureaucrats and business people have different mentalities. For them, losing an asset or shares would be an unpleasant turn of events, but for us it would be an altogether different matter if we lost our property. These are different things — emotionally, psychologically and economically.
— Did the governments of Russia and Norway discuss the conflict between Altimo and Telenor? Did this play a role in the reconciliation?
— Both Russian and Norwegian governments were aware of the negotiations. The Russian and Norwegian positions were roughly similar in that both considered this a commercial matter to be resolved by and between the commercial entities involved. Of course, both governments also supported ending the conflict. And we are very grateful to the Russian government, the Presidential Administration and Vneshekonombank (VEB) for backing this deal and supporting the resolution of the conflict and the idea of setting up VimpelCom Ltd.
— So there was no pressure, only approval and support?
— I cannot speak for Telenor, but there was no pressure coming from the Russian side.
— You said that VEB supported the deal. Have you received their official approval?
— Yes. VEB is our lender, and under the terms of our facility agreement we are obliged to request permission for a transaction like this one. VEB has given their permission.
— To complete the transaction, you will also need approvals from the Foreign Investment Commission and antitrust authorities of the countries where VimpelCom and Kyivstar have a presence. Have you secured such approvals?
— Not yet. The process will take three months, and we are now preparing the necessary documents. We expect the transaction to be approved.
— Are you concerned that the antimonopoly authority of Ukraine may raise objections to the transaction? If that happens, are there any solutions you are considering ahead of time?
— Kyivstar is one of the largest players on the Ukrainian market, with a market share in excess of 40%. VimpelCom's share is small, therefore the share of the combined company will not increase significantly. We hope that the Ukrainian antimonopoly authorities will approve the transaction. Should there be any additional conditions with respect to the sale of a part of the asset or licenses, we are willing to comply with them. But we believe that the merger will make the Ukrainian market healthier. In the last several years it saw fierce competition that rendered local companies, for example Astelit or Beeline-Ukraine, effectively unprofitable.
— One of the conditions to the transaction is that you and Telenor discontinue all litigation between the two companies. Another condition is the termination of proceedings in the Farimex action against Telenor (which has resulted in the seizure of 26.6% of Telenor shares).
— We have suspended all actions for the moment. If the deal closes, we will be obliged to terminate them completely. As for third parties, we are talking not only about Farimex, there are also a number of other insignificant claims against our companies. Neither Telenor nor Altimo can have any influence on these. But the deal will not close until the claims are withdrawn. We are not negotiating with anyone yet. Whether Telenor is holding any negotiations, I don't know. We are still quite some time away from closing, about six months. We hope that these proceedings will terminate, one way or another. The support from both Russian and Norwegian governments creates a favorable environment for settling all conflicts, including those with third parties.
— Telenor has regularly accused you of affiliation with Farimex while you have regularly disclaimed any connection to this company. Do you know who stands behind it?
— As we understand it, the owner is a Russian entrepreneur, Dmitry Fridman. It seems to me that the whole story about the company's affiliation with Alfa Group started because of his name. At some point Telenor tried to prove in the US courts that Dmitry Fridman is a relative, practically a cousin, of Mikhail Fridman [head of Alfa Group — Kommersant]. Fridman is certainly a rarer surname than Ivanov, but there is no family relationship between them. To prove it, we had to go as far as to present Mikhail Fridman's genealogical tree in court.
— VimpelCom Ltd. will be headquartered in the Netherlands. Will you be setting up a full-scale corporate office there and what functions will the headquarters have?
— We expect it to be an efficient entity, and the number of staff should be optimal — it is rather difficult to manage business in Russia and Ukraine from Amsterdam.
I would like to highlight several important aspects here. In the first place, the operational autonomy of the management of VimpelCom and Kyivstar. In addition to direct subordination to the head of the new company, the CEOs of these companies will have a direct liaison with the Board of Directors. This is important because the core business, 95% of it, is concentrated in Russia and Ukraine.
On the other hand, the headquarters are to discharge a whole range of functions which it is difficult to take care of in Moscow or Kyiv. Investor relations, for example. For a company with a capitalization like this communicating with investors and holding road shows is a critically important function which it is certainly easier and more logical to administer from London or Amsterdam. Another such function is international expansion. The people who will be dealing with mergers and acquisitions should be based in Amsterdam. If we are looking at Africa or Asia as the company's new frontiers, it is more convenient and efficient from all points of view to handle this, say, from Amsterdam.
— Do you already have nominees to the Board of Directors and the CEO position?
— At present we are consulting with our Norwegian partners on this matter. I believe it is premature to discuss this now. We need to nominate the CEO and elect the Board of Directors prior to commencement of the voluntary tender offer, that is, before the end of December.
— Will the top management of the new company be appointed from among the current managers of VimpelCom and Kyivstar?
— That will be for the new CEO to decide.
— Will it be the management of VimpelCom Ltd. that will handle VimpelCom and Kyivstar strategic development matters?

— Strategy falls within the scope of authority of the Board of Directors. De facto, once VimpelCom and Kyivstar have become 100% subsidiaries of VimpelCom Ltd., the Boards of Directors of these companies will not be much different from the Boards of Directors of VimpelCom subsidiaries which primarily include managers from the relevant parent entity. Shareholders will remain on the Boards, but more as observers.
— Is there an estimate of the economic effect of merging VimpelCom and Kyivstar into a new company?
— I would put it as follows: there is a common strategic understanding without any specific estimates yet. Formulating such estimates will be one of the first tasks of the new management team. Presumably, there may be several possible scenarios for developments in Ukraine. We could be talking about either the integration of Beeline and Kyivstar or, alternatively, the sale of the licenses or the business of Beeline. Each has its own value.
— The head of Kyivstar recently opined that it would make sense to retain the Kyivstar brand in the mobile segment and to use the Beeline brand for the fixed-line business only. What is your opinion?
— I believe this is for the CEO of the combined company to decide. Of course, each of these brands has it own value. We have agreed with Telenor that both VimpelCom in Russia and Kyivstar in Ukraine will retain their brands, at least during the first phase.
— Have you estimated the total costs of setting up the new company, for example, the costs of delisting the Russian VimpelCom entity and subsequent listing of the new VimpelCom vehicle on the NYSE?
— We are now putting together the budget for the next six months, that is for the period up to closing. There is a great deal of work to be done, involving accountants, lawyers and investment bankers, and we will also need to pay registration fees. We have taken a rather rigorous approach to this process and we hope that the figure will not exceed $20 million in the aggregate.
— What premium to the current VimpelCom share price will the shareholders get in the share exchange? At what price will shares be purchased from dissenting minority shareholders?
— The deal will go through if the share exchange offer is accepted by more than 95% of VimpelCom shareholders. We believe that 3.4:1 is a sufficiently balanced estimate of correlation between the equities of VimpelCom and Kyivstar, reflecting the current value of VimpelCom and Kyivstar and the debt burden and prospects of each company. We are hoping that minority shareholders, having made their own analysis, will support this ratio. Here our interests match those of the minorities because neither we nor Telenor are entitled to any share exchange preferences. If everything goes well, then after the offer there will be a six-month period during which the shares held by the remaining shareholders will be purchased at the market price determined by an independent appraiser.
— Will Altimo's strategy change after VimpelCom has been set up?
— Altimo's main objective besides managing shareholdings has been to create a major Eurasian mobile telecom company. We have always believed that from the shareholder value growth perspective it is better to own an interest in a large and fast-growing diversified company rather than disconnected shareholdings in several separate companies. That is, our main objective was to somehow combine our various shareholdings within a single entity. If the combination of VimpelCom and Kyivstar takes place, we will complete only half of this strategic objective. The combined company will be one of the largest global players dominated by Russian capital. It will be one of the first Russian large-scale expansion projects in international business. But we have two other assets in addition to this, a shareholding in MegaFon [25.1% — Kommersant] and a share in the Turkish operator Turkcell [4.99% — Kommersant]. For now, these assets remain separate and unconnected. Court battles continue between Turkcell shareholders. At MegaFon, such battles are over but our stake is small, even though it is a blocking stake. Now our task is to consolidate these assets as well, using them as a foundation for building a Russian telecom company with global standing, able to compete as an equal with the world's largest operators. This is the key strategic goal set for us by our shareholders.
— Does this imply that you are prepared to buy out one of the current MegaFon shareholders or, vice versa, exit this asset?
— No, we have no intention of exiting any assets. We are very happy with them. But we will attempt to change the situation at Turkcell and MegaFon, one way or another. It is difficult to be more specific at this point.
— You have said before that you are willing to swap shares with TeliaSonera which also has interests in MegaFon and Turkcell. Have you discussed any specific options?
— We don't normally discuss particular commercial negotiations until they are over. I prefer to speak post factum. Otherwise, it could turn into the situation we had with Telenor over the last five years — lots of rumors and speculation without anything actually happening. We need to understand what we can do with our shares in Turkcell and MegaFon to generate maximum value growth.
— The management of Svyazinvest is considering several scenarios for developing the company's mobile assets, with the preferred option being to acquire one of the Big Three telecom operators. Were there any negotiations concerning the sale of the stake in VimpelCom or MegaFon? What do you think of the idea of creating a fourth nationwide cellular operator in Russia?
— I am not aware of any such negotiations. As for the creation of a fourth cellular operator, I think it is hardly possible to catch up with the Big Three. In theory, a major player could be created by merging all Tele2 assets in Russia and all mobile assets of Svyazinvest and SMARTS. But for various reasons this is virtually impossible — the companies have different shareholders and different arrangements. On the other hand, as shown by international experience, the markets where there are four or five operators are not the most efficient ones from the point of view of mobile telecommunications. It triggers negative dynamics, with the companies downsizing their investments, which results in deteriorating service quality. In Russia, communication services are among the cheapest in the world as it is, and lower operator profits may adversely affect subscribers.
— In the process of your standoff with Telenor, you were forced by court order to reduce your share in Turkcell from 13.2% to 4.99%. Does the agreement with Telenor rescind this court decision?
— The court ruled that we must either sell Kyivstar or reduce our interest in Turkcell. This had to do with the shareholders agreement of Kyivstar which prohibited ownership of more than 5% in competing operators. If we create a new company, then the Kyivstar shareholders agreement will be terminated, and so will be VimpelCom's, and a new agreement will be executed, one without any such restrictions. As for Turkey, we will be able to freely buy additional shares or sell shares again after the deal closes.
— Does your agreement with the entities controlled by Visor Group and Alexander Mamut which acquired the shareholding in Turkcell provide that you can repurchase it at some point?
— No, it does not provide for any options. However, Visor Group and Alexander Mamut are first and foremost financial investors. If we decide to repurchase our shareholding, we will negotiate. But that would be something to talk about only after we have closed the deal with Telenor.
— For several years you have been seeking to confirm Cukurova Group's default and trying to obtain its shares in Turkcell. Do you expect the situation to be resolved somehow in the near future?
— Cukurova defaulted several times on it obligations under our loan agreement and failed to repay its debt. We took measures to return the shares pledged as security against the loan. A month after the  transfer of shares was announced, Cukurova proposed that it would repay its debt. However, by that time the value of the pledged stake had exceeded the loan amount by $100 million and financially we did not see the point in taking the cash. Currently court proceedings are underway. As I understand, the British Virgin Islands court scheduled the next hearing for April 2010. A new commercial court has been set up there that will specialize in such cases. The situation should be resolved one way or another by the end of next year.
— Does the merger of VimpelCom and Kyivstar mean that you will stop seeking new assets? Will that function be fully transferred to VimpelCom?
— Nothing has changed in terms of expansion. Each company should do what it does well. VimpelCom and other operating companies may carry out linear expansion, participate in tenders or auctions. We do not participate in them as we believe that we have no competitive advantage to do this. We are not the richest company, and our shareholders require a much higher return on capital than is required of VimpelCom. We usually participate in difficult and complicated situations. Where, through long and meticulous effort, it is possible to get something out of a situation. Such investments are more risky but produce better results. We plan to continue our participation in them.
— What markets interest you the most? It was recently reported that you are participating in the privatization of an operator in Zambia...
— We are looking at Asia and Africa, with a particular focus on the latter. There are many different opportunities in Africa. Despite political risks, Altimo's index shows that it will be Africa that will offer the most attractive investment opportunities in the coming years — mobile telephony penetration is low there, the population is large, and certain countries post high economic growth rates.
— Are there any countries where you've made significant progress? Maybe you've opened a representative office somewhere?
— No, we haven't opened any representative offices so far, but we have people constantly working in such markets. I would prefer not to disclose anything about this work, I don't want to jinx anything.
— Telenor, VimpelCom and you agree that it is a priority to expand into emerging markets. Isn't it possible that this could lead to new conflicts between Telenor and you?
— We do not usually compete for assets, but in the new agreement with Telenor we set out in detail a full-scale mechanism for resolving such situations. Roughly speaking, the way it works is as follows: if one of the companies enters a market where the other already has a presence, the newly entering company should either compensate any loss incurred by the one already there, leave the market or opt not to enter it. But this will apply only if antimonopoly authorities impose fines on either company due to its affiliation with the other. That is the compensation mechanism. No other restrictions exist. The agreement does not prevent VimpelCom from entering markets where Telenor or Altimo already have a presence. In contrast, its is specified in the recitals of the agreement that conflicts of interest shall not affect managers of the new company from a development prospective, that expansion and growth of the company's value through emerging markets constitutes one of the managers' primary duties. We insisted on this.
— What markets should VimpelCom strive to enter first?
— First of all, Asia. VimpelCom already has a market cluster in this region. And, I think, Africa.
— Generally, how stable is MegaFon's current shareholding structure? Might it change in the foreseeable future?

— I believe it's fairly stable. It is definitely an important asset for TeliaSonera, which is an industry player. As I told you, we have no plans to sell our stake in MegaFon. As for the Metalloinvest entities, they have become shareholders only recently, so I don't think they intend to exit this asset.
— How unexpected was it for you to see entities controlled by Alisher Usmanov become shareholders of MegaFon? What was your reaction?
— Positive. We have long-term friendly relations with various companies controlled by Usmanov. Obviously, Metalloinvest's participation helped us resolve the conflict over MegaFon which had lasted for four years.
— What is Altimo's position on MegaFon's dividend policy? When will it be decided what amount of dividends you will insist on as a shareholder?
— This question should be addressed to my colleagues on the Board of Directors of MegaFon. As I understand it, this information is confidential for now. I think the best option both for the company and the shareholders under current market conditions will be from 30% to 50% of profit. In general, our position, regardless of whether we're talking about MegaFon or Kyivstar, is that companies operating in developed markets such as Russia or Ukraine should distribute as much in dividends as possible. At the same time, a company must not be deprived of all its resources. A well-balanced decision is required, and the numbers will differ on a case by case basis.
— You say that you strive to distribute maximum dividends, but at the same time you didn't attend meetings of the Kyivstar Board for several years, which made dividend distribution impossible.
— The decision we made was absolutely reasonable given the injunctions then in force restraining our participation in Board meetings. Now that the issues behind the shareholders' dispute have been resolved, we are working together effectively with both Telenor and Kyivstar's management.
— There have been reports that the Board of Directors of MegaFon considered acquiring up to 5% of VimpelCom on the open market. Did such a transaction take place?
— As far as I know, this issue was discussed but no decision was reached. I personally believe that MegaFon is not a financial but an operating company, so it would do better to engage in its ordinary line of business. If they have an excess of cash, it would be better for them to distribute it to their shareholders, who are experienced investors.
— You borrowed $2 billion from VEB and have already repaid $500 million. When do you plan to repay the remaining amount and from what funds?
—The bank's Supervisory Board passed a resolution to extend the credit for one year. The sources of funds for repayment are quite basic, primarily dividends. We expect to receive a fairly large amount in dividends both this year and next year.
— Including from VimpelCom?
— From the combined company. But we are also hoping to distribute some dividends from the Russian VimpelCom entity this year. When we considered this issue in April we decided to put the decision on hold until autumn, as the situation at the time was difficult. We will return to this issue in the near future. In distributing dividends, there is a certain degree of flexibility; it's possible that we will distribute dividends based on full-year 2008 results, or based on results for the first two or three quarters of 2009.
— Despite the company's debt burden?
— The debt burden has become smaller, and VimpelCom is currently comfortable with it. Moreover, it should decrease after the merger with Kyivstar; the transaction will fundamentally affect the debt, and the ratios will improve right away.
— Are you happy as a shareholder with VimpelCom's investment in the Evroset retail chain? Are there any plans to increase that shareholding?
— We are not aware of any such plans at the moment. Retail is not exactly a core business for VimpelCom. A bigger shareholding would mean obtaining control, and I am not sure that VimpelCom makes the best possible owner of a retail chain, because it's a different area of competence after all.
As a shareholder we are happy with this investment, both strategically and financially. Evroset has gone through a difficult recovery period, but the results are impressive: the company was acquired with $950 million in debt, whereas now it's just slightly above $300 million; margin performance improved from 1% to 7-10%. Overall, Evroset is VimpelCom's major customer relationship tool, although a year ago this transaction seemed and actually was pretty risky – the company could have gone bankrupt.

This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor’s or Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor and Altimo each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.